EXHIBIT 99.1

MTNL/SECTT/St.Exch/2012
July 2, 2012

The Secretary-Stock Exchanges,
Delhi/Bombay/Calcutta/Chennai/
National Stock Exchange &
New York Stock Exchange

Sub: Income Tax Refund to MTNL.

Dear Sir,

Pursuant to the requirement of the Listing Agreement, we write to inform you that Income Tax Department has issued a refund order to MTNL in the matter of deduction under Section 801A of the Income Tax Act, 1961 for the Assessment Year 2004-05.

The total amount received from Income Tax Department amounts to Rs.152.43 Crores out of which Rs. 46.34 Crores has been received towards interest on refunds.

From the above refund an amount of Rs. 35.08 Crores has been adjusted against the demand for the Assessment Year 2006-07 and a net cheque amounting to Rs. 117.38 Crores has been received.

Thanking you,

Yours truly,

(S. R. SAYAL)
Company Secretary